Consent of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders
Dreyfus Investment Funds and Dreyfus BNY Mellon Funds, Inc.:

We consent to the use of our report, dated November 27, 2013, on Dreyfus/The Boston Company Small/Mid Cap Growth Fund (the “Fund”), a series of Dreyfus Investment Funds, incorporated by reference herein and to the references to our firm under the headings “Financial Highlights” in the prospectus and “Counsel and Independent Registered Public Accounting Firm” in the statement of additional information.

We also consent to use of our report dated January 21, 2014, with respect to the statement of assets and liabilities (in organization) of Dreyfus Global Emerging Markets Fund, a series of Dreyfus BNY Mellon Funds, Inc., as of January 15, 2014, in the Statement of Additional Information.

/s/KPMG LLP

New York, New York
March 18, 2014